BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

NEW INVESTOR RELATIONS WEBSITE

The platform brings more objectivity and accelerates the search for information

In the pursuit of better responding to the necessities of our shareholders, the Investor Relations area launched a new website. Besides presenting a more “user friendly” interface and facilitating the navigation, the website also features news such as:

•         Interactive spreadsheet of company data, enabling the analysis of the Company’s main financial and operational indicators;

•         Download center, consolidating all documents issued by the Company, with the option of filtering by period;

•         Smart search engine, allowing quick access to information;

•         Real time share performance;

•         Accessibility tool for disabled individuals, ensuring the same quality of access to all without distinction;

•         Simplified layout, displaying in few clicks the most relevant materials for analyses;

•         Responsive web design, adapting to all types of screens, gadgets and operational systems.

It is also worth to highlight that, concerned with the preservation of the environment, the Company is gradually decreasing the amount of CO2 emitted by the servers that host the website, thanks to the tree-planting project, result of the partnership with GreenClick foundation.

São Paulo, December 01, 2014

Augusto Ribeiro Júnior

Chief Financial and Investors Relations Officer